UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Sustainability Report of KB Financial Group Inc. for 2020

On July 21, 2021, KB Financial Group Inc. (“KB Financial Group”) published its sustainability report for 2020 (the “Report”) based on the Global Reporting Initiative Standards (Core Option), a set of global reporting standards for the publication of sustainability reports. The Report also includes the information required by recent environmental, social and corporate governance (“ESG”) disclosure standards, as set forth by the Sustainability Accounting Standards Board and the Task Force on Climate-related Financial Disclosures.

The Report focuses on five key areas, consisting of customers, employees, the community, the environment and responsible management, and also discusses major progresses and achievements made by KB Financial Group relating to core ESG issues such as climate change, support for customers in light of COVID-19, protection of customer rights, customer-centric digital innovation and gender equality. The Report will be available on KB Financial Group’s website at www.kbfg.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 21, 2021	By: /s/ Hwan-Ju Lee
(Signature)

Name: Hwan-Ju Lee

Title: Senior Executive Vice President and Chief Finance Officer